WEBTRADEX INTERNATIONAL CORP.
2101 Vista Parkway, Suite 292
West Palm Beach, FL 33411
(561) 228 6148

February 16, 2011

Mr. Ethan Horowitz
Branch Chief
Division of Corporate Finance
US Securities and Exchange Commission
Washington, DC 20459

Re:	Webtradex Internationa Corp.
Form 10-K for the Fiscal Year Ended March 31, 2010
Filed July 14, 2010
File No. 333-127389

Dear Mr. Horowitz:

We are in receipt of your January 20, 2011, comment letter adressed to Webtradex International, Inc. We recognize that the Commission staff is overworked and underpaid, however we believe we are required to point out that the Company’s correct name is Webtradex International Corp, not Inc., and that the proper name was utilized throughout the 10-K commented upon.

Our responses to your comments are below.

Form 10-K for the Fiscal Year Ended March 31, 2010
Financial Statements
Report of Independent Registered Public Accounting Firm, Page F-2

1. We have received and included the complete and correct audit report from Hamilton, PC for the year ended March 31, 2010.

2. It was our error that we did not include the audit report of our predecessor auditor in our original filing. We had received it from them however.

Item 9A - Controls and Procedures
Evaluation of Disclosure Controls and Procedures, Page 10

3. Management’s conclusion regarding the effectiveness of our disclosure controls and procedures has been included in this amendment in the fourth paragraph of Item 9A.

4. Because of the failure to ensure the receipt of the correct audit opinion letter and the inclusion of the predecessor auditor opinion letter, we concluded that our internal controls over disclosure were not operating properly. We have taken steps to revise and strengthen our internal controls in total.

Exhibit 31 - Section 302 Certifications

5. We have revised our Section 302 Certifications to include the referenced language which was missing from our previous Certifications. We will include all of the required language in all future filings Certifications.

We have this date filed an Amendment No. 1 to our March 31, 2010  Form 10-K, which includes all of these changes and corrections.

The Company recognizes that it is responsible for the adequacy and accuracy of the disclosure in all our filings; and

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Sincerely,

/s/ Dr. Sean Williams
Dr. Sean Williams
CEO